Annual Report

Cover Page

Name of issuer:

Indian Peaks Brewing Company

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: CO

Date of organization: 9/21/1993

Physical address of issuer:

1265 Boston Avenue
Longmont CO 80501

Website of issuer:

https://lefthandbrewing.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

52

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$14,941,453.00	$20,879,300.00
Cash & Cash Equivalents:	$346,624.00	$116,325.00
Accounts Receivable:	$649,199.00	$802,340.00
Current Liabilities:	$2,908,341.00	$3,599,221.00
Non-Current Liabilities:	$13,591,060.00	$18,982,361.00
Revenues/Sales:	$10,850,115.00	$12,301,536.00
Cost of Goods Sold:	$6,946,245.00	$7,703,904.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,279,424.00)	($2,042,604.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Indian Peaks Brewing Company

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Christopher Lennert	COO	Left Hand Brewing Company	2005
Mark B Burka	Financial Advisor	Mendel Money Management	2000
Jon Eric Wallace	CEO	Left Hand Brewing Company	1993
Julia Herz	Executive Director	American Homebrewers Association	2021
Kevin Patterson	CEO	Connect for Health Colorado	2021
Jeffrey Mendel	Director	Left Hand Brewing Company	1998

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Christopher Lennert	COO	2005
Jon Eric Wallace	CEO/President	1993

For three years of business experience, refer to Appendix D: Director & Officer Work History.

_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Mark B Burka	103831.0 Common Stock and Series A Convertible Preferred	24.67
Jon Eric Wallace	151436.0 Common Stock	35.99

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-

The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The Company will still be highly leveraged after the completion of the Common Stock Offering and the Financing (the "Transactions"). Its ability to service its indebtedness may be impaired.
>
> The Company may not generate enough cash from its operations to service its indebtedness. Furthermore, the Company may be required in certain instances to repurchase Stock held by the ESOP, and the Company's ability to service its indebtedness may be affected by the obligations to repurchase Stock. See the repurchase liability discussion below.
>
> Consummation of this Common Stock Offering will slightly decrease the Company's level of indebtedness, but the ongoing high level of debt may still adversely affect its ability to react to changes in its business, and the Company may be limited in its ability to use debt to fund future capital needs.
>
> After giving effect to the Common Stock Offering, the Company's total debt would be approximately $11,500,000, consisting of $8,000,000 in mortgages, plus any cash drawn on the lines of credit, and approximately an additional $3,500,000 in notes secured by Equipment and other Assets. The Company's significant level of

indebtedness could have important consequences for you by adversely affecting its financial condition and operations. The substantial indebtedness could:

- require the Company to dedicate a substantial portion of its cash flow from operations to payments with respect to its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate expenditures;

- increase the Company's vulnerability to adverse general economic or industry conditions;- limit its flexibility in planning for, or reacting to, competition and/or changes in its business or industry;

- limit the Company's ability to borrow additional funds;

- restrict the Company from making strategic acquisitions, introducing new products or services or exploiting business opportunities;

- make it more difficult for the Company to satisfy its obligations with respect to outstanding indebtedness; and

- place the Company at a competitive disadvantage relative to competitors that have less debt or greater financial resources.

The Company's ability to make payments on and refinance its indebtedness will depend on its ability to generate cash from future operations. The Company's ability to generate cash from future operations is subject, in large part, to general economic, competitive, legislative, regulatory and other factors that are beyond their control. The Company does not guarantee that they will be able to generate enough cash flow from operations or that they will be able to obtain enough capital to service its debt or fund planned capital expenditures. If the Company is not able to meet its debt service obligations, the Company risks the loss of some or all of its assets to foreclosure or sale to satisfy its debt obligations. In addition, the Company may need to refinance some or all of its indebtedness on or before maturity. The Company does not guarantee that it will be able to refinance its indebtedness on commercially reasonable terms or at all.

If the Company cannot service or refinance its indebtedness, they may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments or alliances. The Company may not be able to take these actions, if necessary, on commercially reasonable terms or at all.

at all.

The Company has Stock repurchase obligations with respect to former ESOP participants, which could decrease the available cash or require additional borrowing by the Company.

The Company has an obligation under Section 409(h) of the Internal Revenue Code to repurchase Stock from former ESOP participants who have received a distribution from the ESOP or exercised their diversification rights under the ESOP, unless the Stock is then readily tradable on an established market. If an ESOP participant or group of ESOP participants owns a significant amount of Stock, and there are not enough non-Stock assets within the ESOP that can be used to pay the former ESOP participants when they are entitled to a distribution, the Company may need to purchase the Stock and may need to obtain additional financing to do so. Additional financing may not be available or, if required and available, it may not be on terms favorable to them. If the Company cannot obtain additional financing, these repurchase obligations could require them to dedicate a substantial portion of its cash flow from operations to payments on the ESOP's repurchase obligations, reducing cash available to fund working capital, capital expenditures, and other business purposes or potentially to cause the Company to default under its debt obligations. The annual cost to repurchase Common Shares from terminating ESOP participants is unknown, but the cash outlay required for the repurchase of Common Shares or servicing the financing used to repurchase the Common Shares including the repurchase of Common Shares through a note to the former ESOP participant of up to five years, may have a material adverse effect on the Company's liquidity and capital resources.

The Company's sponsorship of the ESOP imposes special requirements that will result in additional burdens to them.

The Company's sponsorship of the ESOP results in other expenses, burdens and potential disadvantages. These include, without limitation, the following: (1) the requirement and expense of obtaining an annual valuation from an independent valuation firm; (2) potential employee dissatisfaction with the nature of retirement benefits provided by an ESOP; (3) potential employee dissatisfaction if the amount of the contributions to the ESOP do not conform to employee expectations; (4) complex record keeping and regulatory reporting requirements under ERISA; and (5) the requirement and expense of periodic communication to ESOP participants regarding the Company's performance. Further, there is federal tax legislation proposed from time to time that could substantially reduce the benefits obtained by the

could substantially reduce the benefits obtained by the Company from the ESOP and increase its burdens.

The Purchase Price may not be indicative of the value of the Common Shares.

The Company's Common Shares are difficult to value due to the lack of a public market, the difficulties and uncertainties involved in predicting business operations and other factors. The amount to be paid for the Common Shares was determined by management in consultation with valuation professionals and approved by the Board as a whole. The valuation was informed by an analysis and evaluation of two separate valuations conducted by independent firms in 2022 and 2023.

In the future the Company may become a Public Benefit Corporation. The Company effectively is operating similarly to a Public Benefit Corporation in some ways. It may be advantageous for the Company to take advantage of Colorado's Public Benefit Corporation structure in the future.

The Company is closely held and therefore the Company is controlled by a small number of people.

Transfer of Shares

The Company's Common Stock is subject to a Right of First Refusal option in favor of the Company or the Company's assignee's as provided in the Bylaws of the Company.

The Company cannot assure you of future profitability, liquidity, or financial success.

The Company cannot with any accuracy evaluate its future financial success or failure. As indicated above and from the Company's past history, actions and philosophy, the Company is trying to make a difference in the world while also being profitable. Our ability to achieve and maintain profitability and positive cash flow is dependent upon its ability to identify new opportunities and generate new revenues. The Company's current operating expenses need to be managed within its revenues. As they cannot be certain of future revenues, they may have to reduce or alter operations until the revenue picture improves. If the Company is unable to attract sufficient customers for its products, they will not generate enough revenue to sustain its business and may have to adjust its business plan. Furthermore, there may be limited opportunities for liquidity in the Company's future given the ESOP and the Company's stated desire to be an Evergreen Company.

Macroeconomic pressures in the markets in which the Company operates, including, but not limited to, the effects of COVID-19 may adversely affect consumer spending and

of COVID-19 may adversely affect consumer spending and its financial results.

To varying degrees, the Company's products are sensitive to changes in macroeconomic conditions that impact consumer spending including, without limitation, the duration of the COVID-19 pandemic. As a result, consumers may be affected in many different ways, including for example, whether or not they make a purchase, and their choice of brand or price-point. Real GDP growth, consumer confidence, inflation, employment levels, oil prices, interest rates, tax rates, housing market conditions, costs for items such as fuel and food and other macroeconomic trends can adversely affect consumer demand for the products that they Company offers.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on the Company's results of operations.

A significant portion of its operating expenses are related to raw materials and commodities, The supply and price of raw materials and commodities used for the production of its products can be affected by a number of factors beyond their control, including the level of crop production around the world, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, adverse weather conditions, natural disasters, economic factors affecting growth decisions, political developments, various plant diseases and pests. The Company cannot predict future availability or prices of the raw materials or commodities required for its products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations, including as a result of unexpected increases in tariffs on such raw materials and commodities like aluminum. The foregoing may affect the price and availability of ingredients that the Company uses to manufacture its products, as well as the cans and bottles in which the Company's products are packaged. They may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income. The production of their products also requires large amounts of water, including water consumption in the agricultural supply chain. Changes in precipitation patterns and the frequency of extreme weather events may affect the Company's water supply and, as a result, its physical operations. Water may also be subject to price increases in certain areas and

also be subject to price increases in certain areas and changes in water taxation and regulation in certain geographies may result in a negative effect on operating income which could potentially challenge the Company's profitability in certain markets.

Competition and changing consumer preferences could lead to a reduction in the Company's margins, increase costs and adversely affect its profitability.

They compete with both brewers and other drink companies and the Company's products compete with other beverages. Globally, brewers, as well as other players in the beverage industry (including, without limitation, hard seltzers, hard ciders, CBD and THC drinks, etc.), compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of its competitors in some of the markets in which they operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues. Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes change. Such preferences can change rapidly and in unpredictable ways due to a variety of factors, including changes in prevailing economic conditions, changing social trends and attitudes regarding alcoholic beverages, changes in leisure activity patterns or negative publicity resulting from regulatory action or litigation against them or comparable companies. Furthermore, developments in the regulatory frameworks governing the usage of cannabis could result in shifts in consumer preference and the impact that cannabis legalization could have on alcohol sales remains unclear. Competition with brewers and producers of alternative beverages in its various markets and an increase in the purchasing power of players in its distribution channels could cause them to reduce pricing, increase capital investment, increase marketing and other expenditures and/or prevent the Company from increasing prices to recover higher costs, thereby causing them to reduce margins or lose market share. Further, the Company may not be able to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing. Innovation faces inherent risks, and the new products they introduce may not be successful, while competitors may be able to respond more quickly than they can to emerging trends, such as the growth of the hard seltzer category. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, from digital-only competitors. The Company could be

negatively affected if they are unable to anticipate changing consumer preference for such platforms.

Negative publicity, perceived health risks, failure to provide safe working environments and associated government regulation may harm the Company.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries. This attention is the result of a rising health and well-being trend. The global policy framework shaping the regulatory space for its products has evolved, and will likely continue to evolve, and the expectations of its stakeholders will continue to increase. The Company welcomes the opportunity to reduce the harmful use of alcohol. They may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of its markets. Additional regulatory restrictions on its business, such as those on the legal minimum drinking age, product labeling, opening hours or marketing activities (including the marketing or selling of beer at sporting events), may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which would have a material adverse effect on the business, financial condition and results of operations.

Accuracy of Business Projections

The Company may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence the operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond the Company's ability to control or even to predict. While management believes that the projections reflect the possible outcome of its operation and performance, results depicted in the projections cannot be guaranteed.

Return to Investors

The Company does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

The Company currently intends to retain any future earnings and does not expect to make any distributions in the foreseeable future. The Securities provide for no repayment of principal or interest amounts. Investors who

anticipate the need for distributions from their investment in the Company should not purchase the Securities offered hereby.

The Company operates a Employee Stock Ownership Plan granting common stock to qualified employees from time to time and repurchases those shares upon an employee's departure or in other limited situations.

The Company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that they will be successful in attracting and retaining other personnel they require to successfully grow its business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Convertible Preferred	300,000	122,869	Yes ⌄
Common Stock	10,000,000	297,949	Yes ⌄

Class of	Securities Reserved for Issuance upon Exercise or

Security	Conversion
Warrants:	
Options:	Total Pool:	Issued:

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	High Plains Bank
Issue date	05/23/21
Amount	$3,440,000.00
Outstanding principal plus interest	$3,043,225.00 as of 08/18/24
Interest rate	4.25% per annum
Maturity date	05/21/41
Current with payments	Yes

Mortgage - 1270 Boston - Rate adjusts to WSJP+1% on 24 May 2028.

Loan

Lender	Mortgage 1235/1245 Boston - 1st Western Bank and Trust
Issue date	12/07/21
Amount	$3,440,000.00
Outstanding principal plus interest	$3,192,920.88 as of 08/18/24
Interest rate	3.25% per annum
Maturity date	12/09/31
Current with payments	Yes

$2406881.79 balloon on 8 December, 2031

Loan

Lender	SBA
Issue date	05/01/22
Amount	$2,000,000.00
Outstanding principal plus interest	$2,160,890.00 as of 08/18/24
Interest rate	3.75% per annum
Maturity date	05/21/52

Current with payments   Yes

EIDL Loan

Loan

Lender	High Plains Bank
Issue date	02/07/24
Amount	$1,400,000.00
Outstanding principal plus interest	$1,383,970.16 as of 08/18/24
Interest rate	4.25% per annum
Maturity date	02/05/27
Current with payments	Yes

Remainder of Term Loan Assumed From BOKF

Loan

Lender	Jon Eric Wallace
Issue date	07/01/24
Amount	$600,000.00
Outstanding principal plus interest	$600,000.00 as of 08/18/24
Interest rate	6.6% per annum
Maturity date	06/11/30
Current with payments	Yes

2nd Mortgage on 1270 Boston

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2023	Other	Preferred stock	$2,543,941	General operations
3/2025	Regulation Crowdfunding		$819,668	General operations
7/2025	Regulation D, Rule 506(c)	Common stock	$928,510	General operations
7/2025	Regulation D, Rule 506(c)	Common stock	$49,981	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Multiple Shareholders
Amount Invested	$8,308,845.00
Transaction type	Loan
Issue date	03/15/21
Outstanding principal plus interest	$0.00 as of 08/18/24
Interest rate	7.25% per annum
Maturity date	03/15/26
Relationship	20% Shareholder & Directors were part of this transaction

Name	Mark Burka
Amount Invested	$2,543,941.00
Transaction type	Priced round
Issue date	11/14/23
Relationship	20% Shareholder/Director was part of this transaction

Name	Jon Eric Wallace
Amount Invested	$600,000.00

Transaction type	Loan
Issue date	07/01/24
Outstanding principal plus interest	$600,000.00 as of 08/18/24
Interest rate	6.6% per annum
Maturity date	06/11/30
Current with payments	Yes
Relationship	CEO

Name	David Michael Wallace
Amount Invested	$49,981.00
Transaction type	Priced round
Issue date	07/07/25
Relationship	Father

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Independent, Nationally Distributed Brewery, Highly Awarded for Both Beers and Community Involvement

Milestones

Indian Peaks Brewing Company was incorporated in the State of Colorado in September 1993.
Since then, we are:
- Leading Independent U.S. Craft Brewery for Nitro Beers
- Building an independent platform (Left Hand Collective) to bring brands that resonate in the market together. Welcome to Dry Dock Brewing!
- Eric Wallace - Most Influential Business Leader 2025, BizWest
- 2022 Craft Brewery of the Year 15,000-100,000 Barrels at the Great American Beer Festival
- 2023 Winner of the Legacy Company Award from Longmont Chamber of Commerce
- 2018 Winner of the Large Company Award from the Longmont Chamber of Commerce
- Eric Wallace Ernst & Young Regional Entrepreneur of the Year 2014
- Eric Wallace inducted into Boulder County Business Hall of Fame 2012
- Left Hand Bike MS Teams Approach $9 Million raised for the National MS Society since 2008

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2024, the Company had revenues of $10,850,115 compared to the year ended December 31, 2023, when the Company had revenues of $12,301,536. Our gross margin was 35.98% in fiscal year 2024, and 37.37% in 2023.

Assets. As of December 31, 2024, the Company had total assets of $14,941,453, including $346,624 in cash. As of December 31, 2023, the Company had $20,879,300 in total assets, including $116,325 in cash.

Net Loss. The Company has had net losses of $1,279,424 and net losses of $2,042,604 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

Liabilities. The Company's liabilities totaled $16,499,401 for the fiscal year ended December 31, 2024 and $22,581,582 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $20,351,385 in debt and $2,543,941 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.
We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.
We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Indian Peaks Brewing Company cash in hand is $433,955, as of June 2025. Over the last three months (March to May), revenues have averaged $761,245/month, cost of goods sold has averaged $516,623/month, and operational expenses have averaged $325,523/month, for an average net margin of ($80,901) per month. Our intent is to be profitable within the next 12 months we the addition of Dry Dock sales and additional contract production.

There have been no material changes since the date our financials cover. We have disclosed everything of relevance

beyond the financial date in the subsequent events portion of our financial review, plus the numbers here.

We expect to see improving revenue to in the warmer months as we onboard Dry Dock production and expand distribution for Dry Dock to new markets. This should help balance out our historical surge in the cooler months and slowdown in the Summertime.
We are not currently profitable. The present operating environment is very difficult as an independent brewery. We have been highly profitable in the past. Due to declining sales trends across craft brewing as a whole, we are raising these funds to help consolidate other distressed brewery brands and create a profitable, economically sustainable operating platform moving forward. We believe we can be profitable with the addition of roughly 8000 distributed barrels. By producing beer for other breweries, they can offload operating costs and operating leases and we can reduce operating costs per barrel and improve margin.

We raised capital using Regulation D 506(c) to complement Wefunder. Our initial indications of interest increase confidence in our ability to operate while vetting brewing partners to increase our volume and to improve our financial performance. Additionally, the Company has a purchase option expiring 3 February, 2026 for Jackman Enterprises, LLC, which is the real estate holding company from which the brewery rents the 1265 Boston property. This property is owned 50/50 by the co-founders of Left Hand Brewing Company. The purchase price of the company has been agreed to at $4.0 million. The underlying real estate owned by the company was recently appraised at $5.6 million.

Net of the current outstanding mortgage of approximate $930K, the net cost to the Company will be approximately $2.4 million to $2.5 million, depending on timing. One of the owners will receive approximately $1.5 million in cash when financing is available to cover the remaining amount after proceeds from the capital raise are in hand. One of the owners has an agreement to accept Series A Convertible Preferred Stock in the amount of approximately $1.5 million in exchange for his 50% of Jackman Enterprises, LLC. This will result in an increase of $1.5 million in equity to the balance sheet.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is

necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jon Eric Wallace, certify that:

(1) the financial statements of Indian Peaks Brewing Company included in this Form are true and complete in all material respects ; and

(2) the financial information of Indian Peaks Brewing Company included in this Form reflects accurately the information reported on the tax return for Indian Peaks Brewing Company filed for the most recently completed fiscal year.



Jon Eric Wallace
~~CEO~~

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor

has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will

the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://lefthandbrewing.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has

fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

> Financials 1
> Financials 2

Appendix D: Director & Officer Work History

> Christopher Lennert
> Jeffrey Mendel
> Jon Eric Wallace
> Julia Herz
> Kevin Patterson
> Mark B Burka

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Left Hand Brewing Company, Inc. Common Stock Subscription Agreement 2024

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Christopher Lennert

Jeffrey Mendel

Jon Eric Wallace

Julia Herz

Kevin Patterson

Mark B Burka

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Indian Peaks Brewing Company

By

Jon Eric Wallace

CEO and Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Mark B. Burka

Director
8/7/2025

Kevin N Patterson

Director
8/7/2025

Jon Eric Wallace

CEO and Co-Founder
8/7/2025

Christopher Lennert

COO
8/8/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report

on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.